June 8, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings Charles Lee Catherine T. Brown Jim Allegretto Andrew Blume

Re:	WageWorks, Inc. Registration Statement on Form S-1 Filed April 25, 2011 File No. 333-173709

Ladies and Gentlemen:

On behalf of WageWorks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 25, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333- 173709) filed with the Commission on April 25, 2011.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized bold type, and have followed each comment with the Company’s response thereto.

General

1. Please revise throughout the prospectus to include all information that may not properly be excluded under Securities Act Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

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June 8, 2011

The Company acknowledges the Staff’s comment and has included additional information that is known at this time in Amendment No. 1. The Company will provide all other information that may not be excluded under Rule 430A as promptly as practicable in subsequent filings and, in any event, with sufficient time for the Staff to review prior to the distribution of any preliminary prospectuses.

2. Please file or submit all of your exhibits with your next amendment, or as soon as possible. Please allow us sufficient time to review such exhibits prior to requesting acceleration of the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment, is filing Exhibits 3.1, 3.3, 5.1, 10.8, 10.19 and 10.25 with Amendment No. 1 and will file all remaining exhibits that have not been filed to date as soon as practicable.

3. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the offering.

The Company acknowledges the Staff’s comment and will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the offering prior to the effectiveness of the registration statement.

4. Please tell us whether you commissioned or were otherwise affiliated with any of the reports or studies referenced in the prospectus. If you did commission or were otherwise affiliated, then please disclose such fact wherever you reference such report or study. Additionally, if any of such reports or studies were prepared specifically for use in the registration statement, then please file the consent of the entity that prepared such report or study. See Securities Act Rule 436(a).

The Company advises the Staff that it did not commission any of the reports or studies referenced in the prospectus and is not affiliated with any such reports or studies. The Company further advises the Staff that no such reports or studies were prepared specifically for use in the registration statement and all such reports and studies are publicly available.

5. We note that you intend to file the form of amended and restated certificate of incorporation and the form of amended and restated bylaws, each of which will be in effect upon the closing of the offering. If different, please also file your charter and bylaws that will be in effect at the time the registration statement is declared effective. See Item 601(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the forms of charter and bylaws that will be in effect at the time the registration statement is declared effective as Exhibits 3.1 and 3.3 to Amendment No. 1.

Securities and Exchange Commission

June 8, 2011

Inside Front Cover Page of Prospectus

6. Investors may also rely on any free writing prospectus that you issue, even if you have not referred investors to such document. Please revise the paragraph immediately below the table of contents accordingly.

In response to the Staff’s comment, the Company has revised the paragraph immediately below the table of contents in Amendment No. 1, as requested.

7. Please move the paragraph regarding dealer prospectus delivery obligation to the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has moved the paragraph regarding dealer prospectus delivery obligation to the outside back cover page of the prospectus in Amendment No. 1.

Prospectus Summary page 1

8. We note that much of the information presented in this section is identical to your disclosure in “Business,” including under the subheadings “Key Attributes of Our Business” and “Our Strategy.” We also note that you repeat disclosure within this section, such as your disclosure regarding your recurring revenue model and your large and diversified employer client base. For the disclosure in this section, please carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. This section should not include a lengthy description of your business and business strategy, as such detailed information is better suited for the body of the prospectus. Please revise. See Securities Act Rule 421. For further guidance, please consider Sample Comment 28 in Updated Staff Legal Bulletin No. 7.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 – 4 of Amendment No. 1, as requested.

Company Overview, page 1

9. We note that based on the disclosure in “—Our Strategy—Capitalize on portfolio purchases” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenue,” it appears that your revenue growth from 2008 to 2010 has been attributable primarily to portfolio purchases and attributable, to a lesser extent, to organic growth. Please revise the last paragraph of this subsection to specify the relative contributions of portfolio purchases and organic growth towards your revenue growth.

The Company advises the Staff that it has not monitored and measured organic growth consistently across years. Acquired companies are integrated into the Company’s operations after the completion of a portfolio purchase and differentiating between acquired contracts (i.e., portfolio

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June 8, 2011

purchases) and new contracts (i.e., organic growth) cannot be determined after such time. Consequently, the Company is able to support a general statement about the relative contribution of portfolio purchases in the year following acquisition and organic growth to revenue changes, but is unable to precisely quantify the relative contributions. The Company advises the Staff that the Company’s revenue growth between 2008 and 2010 resulted primarily from increases in healthcare revenue from portfolio purchases as the Company’s portfolio purchases during this time had a nominal amount of commuter revenue.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 55 of Amendment No. 1.

10. We note that you disclose your Adjusted EBITDA from 2008 to 2010 in the last paragraph of this subsection. Please balance the disclosure showing year-to-year growth in Adjusted EBITDA with disclosure of your net losses for the same period. Please also balance similar disclosure throughout your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure to include net losses for 2008 to 2010 on pages 2 and 73 of Amendment No. 1.

Key Business Attributes, page 3

11. In the fourth bullet under this heading on page 3, you disclose that you have a proven ability to successfully integrate complementary businesses as demonstrated by the four portfolio purchases you have made since 2007. However, we note your disclosure in the fifth bullet on page 11 and in your first full risk factor on page 22, in each case regarding significant deficiencies in internal control over financial reporting related to, among other things, portfolio purchases. Please revise your disclosure regarding your successful integration or advise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 77 of Amendment No. 1 to disclose that, while the Company has a proven ability to successfully integrate the operations of complementary businesses, it has encountered challenges in integrating the accounting functions of these acquired businesses.

Risks Related to this Offering and Ownership of Our Common Stock, page 5

12. Please revise to disclose under this subheading the percentage ownership of VantagePoint Capital Partners following the completion of the offering and the number of directors that VantagePoint Capital Partners will have the right to designate and the risks to investors associated with each of the foregoing.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1 to disclose the percentage ownership of VantagePoint Capital Partners, the number of

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June 8, 2011

directors that VantagePoint Capital Partners will have the right to designate following the completion of the offering and that VantagePoint Capital Partners will have other rights.

The Offering, page 6

13. Please disclose when the reverse stock split will occur. Please also clarify whether the amounts of shares of common stock and exercise prices disclosed throughout the prospectus are on a pre-split or post-split basis.

The Company advises the Staff that the planned reverse stock split will occur shortly prior to the effectiveness of the offering. The Company will include disclosure on the date of the reverse stock split in a subsequent filing prior to the distribution of any preliminary prospectuses. The Company further advises the Staff that the numbers of shares of common stock and exercise prices currently disclosed throughout the prospectus are on a pre-split basis, but will be disclosed on a post-split basis after the reverse stock split has been effected, and refers the Staff to the first bullet point in the last paragraph of page 5 of Amendment No. 1.

Market, Industry and Other Data, page 27

14. The statements quoted below inappropriately imply that you are not responsible for the accuracy of the information that you have elected to include in the prospectus. Please revise to remove such implication.

•	“[Y]ou are cautioned not to give undue weight to such estimates.”

•	“We have not independently verified any third party information and cannot assure you of its accuracy or completeness.”

•	“[S]uch information is inherently imprecise.”

In response to the Staff’s comment, the Company has deleted the first and third statements and the second half of the second statement quoted above on page 25 of Amendment No. 1. The Company advises the Staff that, while the Company believes that the information cited in the third party reports and studies is accurate and has no reason to believe it is not, the Company neither commissioned such reports and studies, nor did it independently verify any of the information in such reports and studies.

Capitalization, page 30

15. We note that the pro forma column of your capitalization table assumes the completion of the offering, the conversion of all preferred stock into 35,375,393 common shares, the conversion of outstanding Series C preferred stock warrants into 423,529 common stock warrants, and the

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conversion of your outstanding Series E-1 preferred stock warrants into 8,733,617 common stock warrants. Please address the following items related to these conversions:

•

Explain whether or not the number of common shares and/or warrants issuable upon conversion is fixed or variable. If these conversions will result in a variable number of shares, please tell us and disclose the terms of the conversion options. If any of the anticipated conversions are the result of inducements to convert, as opposed to contractual conversions, please tell us how you intend to account for such inducements.

•

You disclose on pages 43-44 that the Series C preferred stock warrants will be exercised for shares of common stock or converted to common stock warrants upon completion of the offering. Please confirm that both your Series C and Series E-1 preferred stock warrants will be converted solely into common stock warrants and that any conversions into common stock are based on voluntary exercise of the warrants by the holders.

The Company advises the Staff that the number of shares and warrants issuable upon conversion is fixed and has revised the disclosure on pages 28 and 30 of Amendment No. 1 to clarify this. Upon the completion of the offering, all outstanding shares of the Company’s preferred stock will automatically convert into common stock in accordance with the Company’s certificate of incorporation. As a result of this conversion, all outstanding preferred stock warrants will automatically become warrants to purchase shares of common stock in accordance with the terms of the warrant agreements without any further action or inducement by the Company.

The Company further advises the Staff that any exercise of the Series C and Series E-1 warrants (which will automatically become warrants to purchase common stock when the Company’s preferred stock automatically converts into common stock upon the completion of this offering) into shares of common stock will occur only upon voluntary exercise of the warrants by the holders. In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 1.

Dilution, page 32

16. Please revise the dilution table to include the shares underlying options, preferred stock warrants and common stock warrants that officers, directors and affiliates have the right to acquire. See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the dilution table on page 30 of Amendment No. 1, as requested.

17. The second sentence in this section indicates that your pro forma net tangible book value per share reflects the completion of this offering and the conversion of your preferred stock and certain

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June 8, 2011

preferred stock warrants into common stock and/or common stock warrants. Please address the following items related to your pro forma net tangible book value per share computations:

•

Revise your disclosures to clarify which forecasted transactions have been applied to your pre- and post-offering pro forma net tangible book value per share calculations. For example, if the only difference between pre- and post-offering net tangible book value relates to the anticipated proceeds and related expenses of the offering, please provide clarifying disclosures.

•

Clarify if the conversion of your preferred stock and preferred stock warrants had any impact on your as reported net tangible book value or just impacted the number of shares, the denominator, of your net tangible book value per share computations. If these conversions did impact your net tangible book value, please show us how the impact was calculated and revise your disclosures to provide additional clarification.

In response to the Staff’s comment, the Company has revised the disclosure relating to its pre- and post-offering pro forma net tangible book value on page 30 of Amendment No. 1, as requested. The Company advises the Staff that the conversion of its preferred stock shares and preferred stock warrants will not have any impact on the Company’s reported net tangible book value, except for the Lender Warrants that will be reclassified from liability to equity. The conversion also impacts the number of shares used in the denominator of the Company’s net tangible book value per share calculation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies and Significant Management Estimates, page 44

Valuation of Long-Lived Assets, page 45

18. Considering the materiality of goodwill to your financial statements, please provide the following disclosures in your next filing. Please tell us and disclose how you determine your reporting units under ASC paragraphs 35-20-35-33 through 35-38 for purposes of goodwill impairment testing, including how you determined you have only one reporting unit and whether multiple components have been aggregated into your single reporting unit. Please also tell us how you determined that providing equal weight to the income and market valuation approaches provided the most reliable indications of fair value for your reporting unit. In doing so, tell us if these approaches have ever resulted in materially different valuation results as compared to each other. Specifically explain how you determine comparable market values under your market valuation approach. Additionally, please disclose whether your reporting unit is at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If your reporting unit is not at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a

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material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if your reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•

A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company advises the Staff that it assigns goodwill to a single reporting unit based on the guidance provided in ASC 350-35, which provides: “[a] reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

The guidance in ASC 280 defines an operating segment as “a component of an enterprise, that (1) engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (2) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and (3) for which discrete financial information is available.” The Company advises the Staff that its CODM is the Company’s Chief Executive Officer.

The Company advises the Staff that it is engaged in a single business activity, the administration of employer-sponsored tax-advantaged benefit programs, that the Company operates in a single economic environment and, consequently, operates its business as one operating segment. The Company’s CODM does not allocate resources or assess performance from the Company’s healthcare, commuter or other employee-sponsored programs separately, but does so at the entity level. At the entity level, the Company aggregates its revenue streams from healthcare programs, commuter programs and other programs. The Company further advises the Staff that the CODM reviews the Company’s operating results as a whole (i.e., on a basis that aggregates the Company’s revenue from healthcare, commuter and other programs) when making decisions about resources to be allocated and assessing performance.

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Since the CODM does not manage the Company’s revenue streams separately nor allocate resources separately by revenue stream, discrete financial information is not maintained at that level.

The Company advises the Staff that it does not assign segment managers to review the operating results for its revenue streams from its healthcare programs, commuter programs and other programs, but instead has a single management team that reports to the Company’s CODM and presents results at the entity level. The Company advises the Staff that it then evaluates whether its operating segment contains components, under the definition outlined above, that would translate into multiple reporting units for goodwill impairment testing. The Company does not believe it has multiple reporting units and that its one operating segment is its one reporting unit for goodwill impairment testing.

The Company advises the Staff that the prior inclusion of reference to the income valuation approach was in error, and that the Company’s reporting unit’s fair value has been determined based on the market approach. In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

The Company advises the Staff that as of December 31, 2010, the period of its last annual impairment test, the fair value of its reporting unit determined under the market approach exceeded the Company’s aggregate carrying value by a significant amount. In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and F-13 of Amendment No. 1.

19. You disclose that the entity level is the lowest level at which cash flows can be identified for purposes of your long-lived asset impairment tests. Please tell us and revise your disclosures to clarify what the term “entity level” represents. Assuming the entity level represents the business level at which long-lived assets are evaluated, please explain why a lower level of cash flows, such as the customer-contract level, could not be utilized. We may have further comment.

The Company advises the Staff that its entity level represents the aggregation of the Company’s revenue streams from healthcare, commuter and other programs. The resources required to administer the revenue streams from healthcare, commuter and other programs are shared among all programs, and cash flows are maintained at this aggregated entity level. Due to this interdependency among resources, the Company’s asset groups are reviewed for impairment at this aggregated entity level. The Company further advises the Staff that lower levels of cash flows, such as client-contract levels, cannot be utilized because the same resources (asset groups) are used to administer all client contracts. In response to the Staff’s comment, the Company has revised the disclosure on page 43 of Amendment No. 1.

Stock-Based Compensation, page 47

20. Please address the following items related to your issuances of equity instruments:

•	Disclose whether the common stock valuations performed by your independent valuation firm were contemporaneous or retrospective valuations.

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June 8, 2011

•

Revise your disclosures to include a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement. In particular, please clarify why it appears the fair value of your common stock declined approximately 28% during the second half of fiscal 2009 and increased over 100% during fiscal 2010. Also reconcile the $3.09 common stock fair value used in valuing your August and November 2010 option issuances to the $5.45 fair value as of December 31, 2010.

•

We note your disclosures on page 48 that the valuations performed by your independent valuation firm use the income approach and that the valuations also considered the public company market multiple method to evaluate the reasonableness of the income approach. Please clarify if the market approach was only utilized to corroborate fair values determined under the income approach or if the market approach was weighted with the income approach in determining fair value. Please also tell us if the income and market approaches resulted in materially disparate fair values at any of your valuation dates.

•

Provide us objective support for the amount of the marketability discounts used in your valuations and describe the factors that support the changes in the marketability discount used at each valuation date.

•	Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company advises the Staff that the common stock valuations performed by the independent valuation firm were contemporaneous valuations. In response to the Staff’s comment, the Company has revised the disclosure on pages 48 – 50 of Amendment No. 1 accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 – 50 of Amendment No. 1 to discuss the significant factors contributing to the changes in fair value determined as of the date of each grant and equity related issuance.

The Company advises the Staff that the independent valuation firm utilized the market approach only. In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 1.

The Company advises the Staff that the outside independent valuation companies calculated the value of a put option on the Company’s stock to estimate the discount for lack of marketability (DLOM).

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Their methodology used a Black-Scholes Put Value calculation, except for the valuations at December 31, 2010 and March 31, 2011 where the valuation company instead utilized the Finnerty Model, which the Company considers to be more applicable for later stage companies, due to its more conservative assumption that investors do not have the unique ability to time the market, thus depriving them of maximum trading profits. The determination of the put values depends on a number of complex variables, including related volatility, projected duration, risk-free interest rates and dividend yield. The following table sets forth the assumptions made with respect to those issues during 2008, 2009 and 2010:

	2008	2009	2010
Duration (in years)	5	3.1-2.7	2.8-1.9
Risk-Free Interest Rate	3.8%-4.2%	1.0%-1.5%	.6%-1.6%
Expected Volatility	62.8%-52%	51%-70%	50%-76%
Dividend Yield	0.00%	0.00%	0.00%
Implied Marketability Discount	38.78%-33.14%	32.6%-41.0%	29.6%-38.8%

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1.

The Company acknowledges the Staff’s request for updates of all future equity related transactions through the effective date of the registration statement.

21. Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range. Tell us the amount of this range and any subsequent changes along with a timeline for your stock.

The Company advises the Staff that the proposed IPO price has not been determined.

During December 2010 the Company met with ten separate potential underwriters regarding the possibility of leading an initial public offering for the Company’s stock. At the time, and in the context of vying for the Company’s business, these potential underwriters suggested a broad range of potential valuations and provided the Company with a summary of the companies that they would each individually consider as comparables for purposes of determining relevant trading statistics to be used in an estimate of the Company’s valuation and their then-current view of each of such companies’ trading statistics. However, the Company supplementally advises the Staff that there are currently no publicly-traded companies comparable to the Company the sole business of which is focused on administering and servicing tax-advantaged consumer-directed benefit programs and that the valuation ranges presented by the potential underwriters were preliminary and based on limited information provided by the Company

The Company communicated the information presented by the potential underwriters to the Company’s independent valuation appraiser, as well as to the Company’s Board of Directors which is responsible for determining the fair market value of the Company’s common stock. Both the independent

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appraiser and the Board of Directors factored this information into their assessment of the fair market value of the Company’s common stock.

Currently, the Company has not met with the lead underwriters to discuss the Company’s preliminary IPO valuation and the primary comparables on which it would be based.

The Company intends to supplementally provide the estimated IPO price range and related information to the Staff once it is determined after consultation with the underwriters.

Liquidity and Capital Resources, page 60 Cash Flows, page 62

22. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. See Item 303(a) of Regulation S-K and Release No. 33-8350 (December 29, 2003).

In response to the Staff’s comment, the Company has revised the disclosure regarding cash flows on pages 66 – 68 of Amendment No. 1, as requested.

Business, page 67

Industry Overview, page 68

Challenges of Tax-Advantaged CDBs for Employers, page 69

23. Please disclose whether the statement that “[m]ost employers do not have the internal resources required to assure such compliance and the cost of obtaining such internal resources is high” is based on independent analysis or your management’s reasonable belief. If such statement is based on independent analysis, then please disclose the source of such analysis. If such statement is based on your management’s reasonable belief, then please disclose your basis for such belief.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Amendment No. 1 to clarify that the assertion is based on management’s reasonable belief and the basis therefor.

Government Regulation, page 80

Dodd-Frank Act and Durbin Amendment, page 81

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24. If known, please revise to disclose the effect of the Durbin Amendment to the Electronic Fund Transfer Act on your business. In this regard, we note your disclosure in the penultimate paragraph on page 39 and elsewhere in the prospectus regarding your receipt interchange fees as well as your disclosure in the first full risk factor on page 16.

In addition, if you expect the new rules will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income, or to result in your liquidity decreasing or increasing in any material way, please expand your disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to discuss your expectations in this regard. See Item 303 of Regulation S-K and Release No. 33-8350 (December 29, 2003).

The Company advises the Staff that, at this time, it is not currently known how the Durbin Amendment to the Electronic Fund Transfer Act will affect the Company’s business. The final regulations implementing the Durbin Amendment have yet to be proposed and are not due to be released until July 2011. Prior drafts of proposed regulations provide an exemption to the interchange fee restrictions for general use/reloadable cards. The guidance accompanying prior drafts provides that this exemption applies to healthcare debit cards for FSAs and HRAs, but was unclear whether the exemption also applies to HSAs. If the final regulations provide that the exemption does not apply to HSA debit cards, then the Company’s interchange fees related to card use for HSAs would decrease, but the Company does not currently expect that this will have, or is reasonably likely to have, a material impact on the Company’s financial condition or operating results.

With respect to the new network exclusivity restrictions proposed by the Durbin Amendment, there is no exemption that would apply to the Company’s operations as the Durbin Amendment is currently written. If the final regulations are implemented as currently proposed, debit card issuers and networks would be required to use at least two unaffiliated networks and may be required to have at least two unaffiliated networks for each method of authorization that may be used. While the Company believes that the network exclusivity changes would be costly for the card issuers to implement, and that the card issuers and networks may pass a portion of the costs of such changes to end users, such as the Company, the Company does not currently expect that this potential expense will have, or is reasonably likely to have, a material impact on the Company’s financial condition or operating results.

The Company advises the Staff that it will to continue to monitor the status of these proposed regulations as well as other potential changes in laws or regulations that may impact the Company’s business and will update its disclosure concerning these matters for any developments in the applicable regulations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 86 of Amendment No. 1 accordingly.

Management, page 84

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25. We note the disclosure in the risk factor on page 17 that the loss of your “executive officer or key employees” could materially adversely affect your business. Please provide the disclosure required by Item 401(c) of Regulation S-K with respect to such “key employees.”

In response to the Staff’s comment, the Company has revised the risk factor on page 16 of Amendment No. 1 to delete any references to “key employees.”

Executive Officers and Directors, page 84

26. Please revise the biographies of your executive officers and directors to comply with Item 401(e)(1) of Regulation S-K. You should identify each executive officer and director’s employment for at least the past five years, including the principal business of the entity at which such person was employed. For any executive officer that has been employed by you for less than five years, please also briefly describe his or her responsibilities at his or her prior positions. A statement of such executive officer’s job title at his or her prior position does not satisfy this requirement. Please also revise Mr. Bevilacqua’s biography to include dates or duration of employment.

In response to the Staff’s comment, the Company has revised the biographies of its executive officers and directors on pages 89 – 92 of Amendment No. 1, as requested.

Director Compensation, page 90

27. Please disclose your standard compensation arrangements pursuant to which your directors received the amounts of fees earned or paid in cash listed in the table. See Item 402(k)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure regarding its standard director compensation arrangements on pages 95 – 96 of Amendment No. 1, as requested.

Executive Compensation, page 93

Compensation Discussion and Analysis, page 93

Compensation-Setting Process, page 94

Role of Compensation Consultant, page 94

28. Please specify whether the Committee or another person engaged Compensia. Please also disclose the material elements of the instructions or directions given to Compensia with respect to the performance of its duties under the engagement. See Item 407(e)(3)(iii) of Regulation S-K.

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In response to the Staff’s comment, the Company has revised the disclosure regarding Compensia on page 99 of Amendment No. 1, as requested.

Peer Companies, page 94

29. Please disclose the names of the Peer Private Companies and the Radford Companies. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company acknowledges the Staff’s request to disclose the names of the Peer Private Companies and the Radford Companies, but is unable to provide this information because the data obtained was from companies that participated in surveys on a confidential basis, and the only visibility provided in the studies relates to aggregated data based on employee position rather than with respect to specific companies.

The data source used by Compensia for the privately held companies was the “Advanced HR – Option Impact Pre-IPO Compensation Database.” Compensia further narrowed this set of companies by applying the following parameters: Industry: High–technology; Revenue: >$100M (median = $120M); and Capital Raised: $50M - $100M (median = $71.9M).

In order to conduct comparisons to publicly traded companies, Compensia reviewed 18 publicly traded companies that were identified as the Company’s peer group on page 100 of Amendment No. 1, as well as companies in the Radford Executive Survey. Compensia further narrowed the set of companies in this survey by applying the following parameters: Industry: High-technology; and Revenue: $50M - $200M.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of Amendment No. 1.

Use of Peer Data, page 95

30. We note the statement in the second paragraph that the peer data was used for purposes of validation and as guidelines and that “adjustments to compensation that vary from the target will be made incrementally over time.” Please clarify whether the named executive officers’ compensation, as disclosed in this section, was at or around the 50th percentile of the compensation at the peer companies, or if they were not at or around the 50th percentile but you intend for them to be over time. Please specifically identify any element of compensation, or total cash compensation or total direct compensation, that was not at or around the 50th percentile.

In response to the Staff’s comment, the Company has revised the disclosure regarding the named executive officers’ compensation as compared to the peer companies on pages 100 -101 of Amendment No. 1, as requested.

Elements of Compensation, page 96

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Base Salary, page 96

31. Please clarify what you mean by “internal equity” both under this heading and in the second paragraph on page 97.

In response to the Staff’s comment, the Company has clarified the references to internal equity on pages 101 – 102 of Amendment No. 1.

Short-Term Incentives (Cash Bonuses), page 96

32. Please clarify that in addition to a determination not to award any bonus, the Committee and the Board may also determine to award a bonus at a level that is higher than the level of bonus that was achieved, as was done for the 2010 bonuses.

In response to the Staff’s comment, the Company has revised the disclosure regarding cash bonuses on page 101 of Amendment No. 1, as requested.

Long-Term Incentives (Equity Awards), page 100

33. To enable investors to assess the likelihood that the options with scheduled vesting in 2017 will vest sooner based on the achievement of the indicated performance criteria, please disclose your revenue growth attributable to organic growth for the years ended December 31, 2008, 2009 and 2010.

The Company advises the Staff that the performance criteria for vesting of the options is based on a specified revenue growth goal, the achievement of which is a judgment made by the Compensation Committee based on internal data that is imprecise. The performance criteria specifies that the revenue growth goal “specifically exclude(s) growth due to anything other than organic activity such as acquisitions and any other business combinations resulting in transactions that don’t involve same store sales” but does not describe precisely how revenue growth is to be calculated and instead relies on the determination of the Compensation Committee in its sole discretion.

As described above in response to Staff comment 9, the Company has not monitored and measured organic growth consistently across years and is unable to quantify with precision revenue growth attributable to organic growth. Acquired companies are integrated into the Company’s operations after the completion of a portfolio purchase and differentiating between acquired contracts (i.e., portfolio purchases) and new contracts (i.e., organic growth) cannot be determined after such time. Consequently, the Company is able to support a general statement about the relative contribution of portfolio purchases in the year following acquisition and organic growth to revenue changes, but is unable to precisely quantify the relative contributions.

In response to the Staff’s comment, the Company has revised the disclosure on page 106 of Amendment No. 1 to state that the Compensation Committee determined the specified revenue growth

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June 8, 2011

performance goal was not achieved for the year ended December 31, 2010, and would not have been achieved for the years ended December 31, 2008 and 2009. However, the Company believes that it is an important goal that aligns the named executive officers’ interests with the long-term interests of the Company’s stockholders.

Grants of Plan-Based Awards, page 105

34. Please revise to show the target and maximum payouts under your Bonus Plan in a separate row from the options granted on May 6, 2010. See Instruction 1 to Item 402(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the table on page 110 of Amendment No. 1, as requested.

Potential Payments Upon Termination or Change in Control, page 108

35. We note the disclosure in footnotes (4) and (8) that your board of directors determined your stock price on December 31, 2010 to be $3.09 per share. However, the table on page 48 shows your stock price on December 31, 2010 to be $5.45 per share. Please reconcile.

In response to the Staff’s comment, the Company has revised the disclosure in the table and footnotes on pages 113 – 114 of Amendment No. 1 to reflect a December 31, 2010 stock price of $5.49 per share, as disclosed in the table on page 47.

Certain Relationships and Related Party Transactions, page 115

36. We note the statement in the first paragraph that the disclosure in this section includes all related party transactions in which you have been a “party.” Item 404(a) of Regulation S-K requires disclosure of all related party transactions in which you have been a “participant.” Please revise the first paragraph and the disclosure in this section accordingly. See Section V.A.1 of Release No. 33-8732A (August 29, 2006).

In response to the Staff’s comment, the Company has revised the first paragraph on page 120 of Amendment No. 1, as requested. The Company advises the Staff that the Company has not been a participant in any other related party transaction that was not previously disclosed in the registration statement.

37. Please revise the first paragraph and the disclosure in this section to include all related party transactions involving an immediate family member of a director or executive officer. See Instruction 1 to Item 404(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the first paragraph on page 120 of Amendment No. 1, as requested. The Company advises the Staff that no immediate family member of a

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June 8, 2011

director or executive officer of the Company has been a participant in any other related party transaction that was not previously disclosed in the registration statement.

Purchases of Stock by Affiliates, page 116

38. Please clarify whether any of your executive officers since January 1, 2008 sold shares of your capital stock to you or certain of your existing investors in July 2009 or were parties to the Rescission Agreement. If they were, then please name each such executive officer and disclose the approximately dollar value of the amount of each such executive officer’s interest in the transaction. See Item 404(a)(1) and (4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1, as requested.

Engagement of Morgan, Lewis & Bockius LLP, page 116

39. Please disclose the approximate dollar value of John W. Larson’s interest in the transactions between you and Morgan, Lewis & Bockius LLP or tell us why you are not required to do so. See Item 404(a)(4) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of Amendment No. 1 to clarify that Mr. Larson had no financial interest in the transactions between the Company and Morgan, Lewis & Bockius LLP.

Related Party Transaction Policy, page 116

40. Please state whether your related party transaction policy will be in writing and, if not, how such policy will be evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 122 of Amendment No. 1 to clarify that the related party transaction policy will be in writing.

Stockholders’ Agreement, page 117

41. Please disclose the specific percentage in the second paragraph instead of stating “a specified percentage.”

The Company advises the Staff that the terms of the proposed Stockholder Agreement between the Company and VantagePoint Capital Partners have not yet been finalized, and that the specified percentages referenced in the second paragraph have not yet been determined. Once these percentages have been agreed upon with VantagePoint Capital Partners, the Company will revise the disclosure to

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June 8, 2011

disclose the final percentages in a subsequent filing prior to the distribution of any preliminary prospectuses.

Registration Rights Agreement, page 117

42. Please identify by name any holder that is entitled to registration rights and is also a related person. Please also disclose the number of shares entitled to registration rights held by each such holder. See Item 404(a)(1) and (4) of Regulation S-K. We also note that the subsection in “Description of Capital Stock” is titled “Registration Rights” and not “Registration Rights Agreement.” Please revise your cross-reference in this subsection accordingly.

In response to the Staff’s comment, the Company has added the requested disclosure regarding related persons who hold registration rights and has revised the cross-reference on page 123 of Amendment No. 1.

Indemnification Agreements, page 118

43. The cross-reference you provided does not exist. Please revise.

In response to the Staff’s comment, the Company has revised the cross-reference on page 123 of Amendment No. 1.

Principal Stockholders, page 119

44. Please update the disclosure in this section to as of the most recent practicable date, instead of the latest financial statement date. See Item 403(a)-(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure regarding its principal stockholders on pages 124 -126 of Amendment No. 1 to be as of May 31, 2011.

Description of Capital Stock, page 122

General, page 122

45. Please disclose the number of record holders of your common stock as of the latest practicable date, instead of the latest financial statement date. See Item 201(b)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure regarding its number of record holders of common stock on page 127 of Amendment No. 1 to be as of May 31, 2011.

Anti-Takeover Effects of Delaware Law and Our Restated Certificate of Incorporation and Bylaws, page 124

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June 8, 2011

Certificate of Incorporation and Bylaws

46. Please revise the items listed in the bullet points to include all items listed in the bullet points in the risk factor beginning on page 24.

In response to the Staff’s comment, the Company has revised the items listed in the bullet points on page 129 of Amendment No. 1.

Report of Independent Registered Public Accounting Firm, page F-2

47. The report of your independent registered public accounting firm does not include a conformed signature. Please obtain a revised report from your auditors and amend your filing accordingly. See Rule 302 of Regulation S-T.

The Company advises the Staff that it has corrected this inadvertent omission in Amendment No. 1.

Consolidated Balance Sheet, page F-3

48. We note that your convertible preferred stock and preferred stock warrants will be converted into common stock and/or common stock warrants. Considering these substantial changes to your capital structure, please include a pro forma balance sheet, excluding effects of offering proceeds, presented alongside of the historical balance sheet giving effect to the change in capitalization.

In response to the Staff’s comment, the Company has included an unaudited pro forma balance sheet on page F-3 of Amendment No. 1, as requested.

Consolidated Statements of Cash Flows, page F-6

49. Please tell us why the amount included in the “Loss on extinguishment of debt” line item does not agree to the amount in the similarly titled line item included on the face of your statements of operations.

The Company advises the Staff that the reason for the difference identified is due to the fact that the “Loss on extinguishment of debt” line item in the “Consolidated Statement of Operations” is made up of both cash and non-cash items. The amount reflected in the “Consolidated Statement of Operations” includes the write off of debt discount, in addition to prepayment penalties paid on the extinguishment of the Company’s prior debt facility with ORIX Venture Finance, LLC.

(1) Summary of Business and Significant Accounting Policies, page F-7

(a) Business, page F-7

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June 8, 2011

50. Please disclose the factors used to identify your reportable segment(s) and tell us if you aggregated more than one operating segment into your single reportable segment. See ASC 280-10-50-21. Explain to us the nature of the information, specifically any disaggregated data, regularly reviewed by your chief operating decision maker. If you believe you only have one operating segment, explain to us in detail, identifying specific reports used, how you reached that determination. On a related but different point, advise us why you did not evaluate goodwill for impairment on a component level. We may have further comment.

The Company advises the Staff that the Company’s one operating segment is its one reportable segment. The Company’s CODM reviews operating results as a whole (i.e., by aggregating its revenue streams from healthcare, commuter and other programs in a single operating segment). The CODM reviews a single statement of operations at the entity level to make resource allocations and assess performance. The Company further advises the Staff that a measure of profit and loss is not reviewed by the Company’s management at the individual revenue stream level. The Company refers the Staff to its response to Staff comment 18 above with respect to the Company’s assessment of goodwill impairment at the component level.

(p) Revenue Recognition, page F-13

51. We have reviewed your revenue recognition policy disclosures and have the following comments:

•

Tell us whether or not you enter into multiple-element revenue arrangements with your clients. If not, please explain how your diversified product and service offerings, including the pre- and post-enrollment consultation services disclosed on page 78, do not result in multiple deliverables that should be considered separate units of accounting under ASC 605-25-25-5.

•

We note your disclosure on page 39 that you purchase transit passes at volume discounts from transit agencies, resell them at full price to employee participants, and recognize the difference as commission revenue. Please clarify if you record these transactions on a gross or net basis and explain how your classification complies with ASC 605-45. Also quantify for us the impact of these transit pass sales on your financial statements.

•

Considering your current descriptions are fairly broad, please tell us and disclose additional information about the nature of your “professional service fee,” “vendor,” and “commission” revenues disclosed in the last two paragraphs of page F-13. In doing so, explain the typical duration of your professional service fee contracts and tell us why recognition of revenue upon completion of services and projects is more preferable than a percentage of completion model.

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June 8, 2011

The Company advises the Staff that fees it receives for the initial set-up of new employer clients and annual renewal fees are deferred and recognized on a monthly basis as services are rendered over the agreed benefit period. The Company further advises the Staff that the terms and amounts of these initial set-up fees are negotiated in conjunction with the pricing of all elements of its service arrangements for which the Company also earns benefit service fees that are based on employee participant levels. The set-up fee is not considered separable from the on-going services provided by the Company to that employer client and is therefore recognized over the agreed benefit period. The revenue recognized in 2010 related to the amortization of these fees approximated $600,000.

With respect to the purchase of transit passes, the Company advises the Staff that the Company purchases passes on behalf of its employee participants from various transit agencies as part of the Company’s business. Due to the significant volume of purchases, the Company receives commissions on these passes, which it records as revenue on a net basis. These commissions represented less than 2% of the Company’s total revenue for fiscal 2010. The primary obligor in these transactions is the transit agency (i.e., the transit agency is the principal and the Company operates as its agent). In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 40 and 43 of Amendment No. 1 accordingly.

The Company advises the Staff that its professional service fees are related to ad-hoc projects requested by the Company’s existing employer clients that last up to two months to accommodate their changing reporting and file transfer requirements. Given the short-term nature of these projects and the minimal revenue attributed to professional service fees (the Company recorded $234,000 of professional service revenues in 2010), the Company believes that the percentage of completion model of revenue recognition would not yield a materially different result from the completed contract approach.

The Company advises the Staff that its vendor and bank interchange revenues are attributed to revenue sharing arrangements the Company enters into with certain banks and card associations, pursuant to which the Company shares a portion of the transaction fees earned by these financial institutions on debit cards the Company issues to its employee participants. In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of Amendment No 1.

(q) Stock-Based Compensation, page F-14

52. We note your disclosure on page II-2 that you issued equity instruments to consultants and other service providers. Please tell us and disclose how you account for equity instruments issued to other than employees. In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense. Please demonstrate how your accounting policies are in accordance with ASC 505-50 and/or other applicable accounting guidance.

The Company advises the Staff that the number of equity instruments issued to consultants and other service providers is minimal. The aggregate stock-based compensation expense for this entire group

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June 8, 2011

for the periods reported is less than $10,000. The compensation is included and aggregated with other stock-based compensation for the Company’s employees. If the number of equity instruments issued to consultants and other service providers becomes more than insignificant in the future, the Company will follow the guidance set forth in EITF 96-18.

(2) Net Income (Loss) Per Share, page F-17

53. Please provide a narrative immediately prior to your pro forma EPS table that describes the specific transactions assumed in the pro forma computations.

In response to the Staff’s comment, the Company has revised the disclosure immediately prior to the pro forma EPS table on page F-19 of Amendment No. 1 as requested.

(3) Acquisitions, page F-18

54. We note that the customer relationships acquired in your Planned Benefits Systems (“PBS”) acquisition have a 6.7 year weighted-average useful life and that the customer list acquired in your Fringe Benefits Management Company (“FBM”) acquisition have a 10 year weighted-average useful life. Considering the initial subscription period is typically three years for your larger employer clients and one year for your small- and medium-sized business clients and your employer clients have no obligation to renew their agreements after the initial term, please tell us in sufficient detail how you determined the useful lives of these customer intangible assets and how you considered ASC 350-30-35-3 in arriving at this determination.

In response to the Staff’s comment concerning the estimated useful life of the customer intangible assets, the Company advises the Staff that while the contractual periods range from 1 to 3 years, historical client renewal rates indicate longer useful lives. The Company arrived at a remaining useful life based upon an analysis of the time over which the cumulative cash flows forecasted in its valuation model are expected to be earned. In doing so, the Company considered ASC 350-30-35-3. Specifically, the cash flow forecast underlying both the Company’s client relationship asset value estimates and its useful life assumptions were prepared after consideration of the expected use of the asset by the entity, the expected useful life of the group of assets to which the useful life of the intangible asset related, the expected renewal of the asset based upon our historical experience in renewing or extending similar arrangements, the effects of competition and other external factors on the asset such as the stability of the industry, and the level of operating expenditures required to achieve the expected cash flows associated therewith. For example, the lives of assets in the Customer Contracts and Relationships group were historically in a range of 60 to 96 months.

With respect to the longer life (10 years) assigned to the intangibles in this category that were acquired in the FBM acquisition, the Company determined from interviews with retained management that anticipated renewal rates were in a range of 95.5%—98.5%. To test that assertion, as well as the expected life, the Company calculated a weighted average of currently retained years for the top revenue

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June 8, 2011

producing clients (more than 50% of the anticipated revenues). The weighted life of the top clients was 10.1 years, not including auto-renewal extensions. If auto-renewal extensions were included, the weighted life of the top clients exceeded 12.5 years.

With respect to the lives assigned to the intangibles in the PBS acquisition, the lives from the valuation model fell within the Company’s historical range for this category; accordingly, the Company reviewed the factors from ASC 350-30-35-3 for any that would suggest that the valuation lives were not appropriate. Because the PBS clients were relatively new due to recent client growth, the Company did not perform additional weighted average testing, as it did for FBM. Interviews with PBS management regarding the Company’s competitive position, and the lack of other factors that would suggest that the valuation lives were not appropriate, convinced the Company that using the valuation lives that fell within its own historical norms would be appropriate. The Company believes that this analysis supports the intangible lives assigned in accordance with ASC 350-30-35-3.

(9) Warrants, page F-24

55. For all warrants outstanding during the periods presented, please tell us in further detail how you determined the appropriate balance sheet classification. In doing so, explain if you initially analyzed the warrants to determine if they are within the scope of ASC 480, formerly SFAS 150. If so, please tell us the specific warrants you believe are, or were at some point, within the scope of ASC 480 and the reason(s) for your determination. For those warrants deemed outside the scope of ASC 480, tell us how you considered ASC 815-10-15-83, formerly paragraph 6 of SFAS 133, in determining if the warrants were freestanding derivatives requiring fair value treatment. If you believe that certain warrants are not freestanding derivatives under ASC 815-10-15-74(a), formerly paragraph 11(a) of SFAS 133, tell us how such warrants met each of the relevant criteria in ASC 815-40-15, formerly EITF 07-5, and ASC 815-40-25, formerly included in EITF 00-19, in arriving at your conclusion that the warrants should be classified in equity. In regards to ASC 815-40-15, tell us about any exercise price reset provisions in addition to the reset provisions disclosed on page 123 that are included in your warrant agreements. Explain how you evaluated the settlement provisions of the warrants, such as any exercise price adjustment provisions similar to those described in examples 9 and 17 of ASC 815-40-55, in determining whether or not the warrants were indexed to your common stock. To the extent any answers to this comment have been provided in response to a different comment, please provide us with a cross-reference to that discussion.

The Company is responding to the Staff’s comment by addressing each question separately for each warrant outstanding during the periods presented.

Warrant for 150,000 shares of common stock issued on September 27, 2007

The Company first analyzed this warrant as a freestanding financial instrument. It was determined that the instrument was not within the scope of ASC 480 as it (1) does not represent a mandatorily redeemable instrument as the instrument was not issued in the form of shares that embody an

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June 8, 2011

unconditional obligation requiring us to redeem the instrument by transferring assets at a specified or determinable date (or dates) or upon an event that is certain to occur, (2) it does not represent an obligation to repurchase our equity shares and it is not based on variations in the fair value of such an obligation, and (3) it does not represent an obligation to issue a variable number of shares as the number of shares to be issued is fixed.

Based on the conclusion that this warrant is outside the scope of ASC 480, the Company considered the guidance in ASC 815-10-15-83. The Company also analyzed these warrants under the provisions of ASC 815-10-15-74(a) and concluded that these warrants did not represent instruments requiring fair value accounting as they are both indexed to our own stock and classified in stockholders’ equity in the statement of financial position.

In arriving at the determination that this warrant is indexed to the Company’s own stock and classified in stockholders’ equity, the Company considered the guidance in ASC 815-40-15 and 815-40-25, respectively.

In arriving at the determination that this warrant is indexed to the Company’s own stock, the Company considered the guidance in ASC 815-40-15 and noted that based on this guidance the instrument is considered indexed to the Company’s own stock. Specifically, the warrant does not contain an exercise contingency as it was immediately exercisable when issued and remains exercisable until September 26, 2014, and the warrant entitles the holder to a fixed number of shares for a fixed purchase price of $4.10 per share.

The Company also reviewed the warrant agreement for any provisions that may adjust the exercise price of the warrants. The Company concluded that these provisions were standard anti-dilution provisions related to stock dividends, stock splits and the like as contemplated in EITF 07-05. There are no provisions that adjust or reset the exercise price of the warrants in the case of a subsequent financing round done at a lower valuation.

Additionally, the Company considered the guidance of ASC 815-40-25 and noted that all of the criteria were met for the warrants to be considered classified in stockholders’ equity, as follows:

Criteria Guidelines	Warrant Agreement	Criteria Met?

Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.	The contract does not have the requirement for settlement in registered shares.	Criteria met.

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June 8, 2011

Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.	The authorized number of common stock is sufficient to settle this contract. All other commitments for common stock have been considered.	Criteria met.

Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The number of shares listed in the warrant agreement is 150,000.	Criteria met.

No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).	No such cash payments required.	Criteria met.

No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.	No such provisions included.	Criteria met.

No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.	No such requirements.	Criteria met.

Securities and Exchange Commission

June 8, 2011

Lender Warrant for 429,000 shares of Series C Stock issued in May 2005

The Company analyzed this warrant as a freestanding financial instrument. Upon issuance, it was determined that the instrument was not within the scope of ASC 480 as it (1) did not represent a mandatorily redeemable instrument as the instrument was not issued in the form of shares that embody an unconditional obligation requiring us to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur, (2) it does not represent an obligation to repurchase our equity shares and it is not based on variations in the fair value of such an obligation, and (3) it does not represent an obligation to issue a variable number of shares as the number of shares to be issued is fixed.

Upon adoption of FSP 150-1 and 150-5, effective January 1, 2006, the Company reclassified the warrant to liability classification. Specifically, the Company considered the guidance in FSP 150-5, paragraph 5, which states “paragraph 11 of Statement 150 applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets.” In applying paragraph 11 of Statement 150 the Company determined that the instrument embodied an obligation based on the variations in the fair value of its equity shares that may require us to transfer assets. Accordingly, the Company classified the warrant as a liability and has continued to record changes in fair value through the consolidated statement of operations.

Investor Warrant for 8,733,617 shares of Series E/E-1 Stock issued in December 2009

The Company analyzed this warrant as a freestanding financial instrument. Upon issuance, it was determined that the instrument was within the scope of ASC 480 based on the guidance in FSP 150-1 and 150-5. Specifically, the Company considered the guidance in FSP 150-5, paragraph 5, which states “paragraph 11 of Statement 150 applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets.” In applying paragraph 11 of Statement 150, the Company determined that the instrument embodied an obligation based on the variations in the fair value of its equity shares that may require us to transfer assets. Accordingly, the Company classified the warrant as a liability and continued to record changes in fair value through the consolidated statement of operations through July 2010 at which point the warrants were modified to be exercisable into warrants exercisable into shares of Series E-1 Preferred Stock.

Upon this modification, the warrants no longer were within the scope of ASC 480 as the Series E-1 Preferred Stock is not redeemable.

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June 8, 2011

Based on the conclusion that these warrants were now outside the scope of ASC 480, the Company considered the guidance in ASC 815-10-15-83. The Company also analyzed these warrants under the provisions of ASC 815-10-15-74(a) and concluded that these warrants did not represent instruments requiring fair value accounting as they are both indexed to our own stock and classified in stockholders’ equity in the statement of financial position.

In arriving at the determination that these warrants are indexed to the Company’s own stock and classified in stockholders’ equity, the Company considered the guidance in ASC 815-40-15 and 815-40-25, respectively.

In arriving at the determination that these warrants are indexed to our own stock, the Company considered the guidance in ASC 815-40-15 and noted that based on this guidance the instrument is considered indexed to the Company’s own stock. Specifically, the warrants do not contain an exercise contingency as they were immediately exercisable when issued and remain exercisable until the end of their contractual term, and the warrants entitle the holder to a fixed number of shares for a fixed purchase price of $2.29 per share.

The Company also reviewed the warrant agreement for any provisions that may adjust the exercise price of the warrants. These provisions are concluded to be standard anti-dilution provisions related to stock dividends, stock splits and the like as contemplated in EITF 07-05. There are no provisions that adjust or reset the exercise price of the warrants in the case of a subsequent financing round done at a lower valuation.

Additionally, each criteria of ASC 815-40-25 was analyzed as follows:

Criteria Guidelines	Warrant Agreement	Criteria Met?

Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.	The contract does not have the requirement for settlement in registered shares.	Criteria met.

Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	The number of shares listed in the warrant agreement is 8,733,617.	Criteria met.

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June 8, 2011

No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	No rights greater than the holders of Series E-1 Preferred Stock.	Criteria met.

No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.	No such requirements.	Criteria met.

Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.	The authorized number of common stock is sufficient to settle this contract. All other commitments for common stock have been considered.	Criteria met.

No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission.	No such cash payment required.	Criteria met.

No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.	No such provision included.	Criteria met.

Securities and Exchange Commission

June 8, 2011

56. Please address the following comments related to your Lender and Investor Warrants:

•

You disclose that you originally classified these warrants as liabilities in accordance with ASC 480 due to the fact that the warrants were exercisable into a series of preferred stock that was redeemable. Please tell us in further detail why you classified these warrants as liabilities as opposed to equity. Cite the specific accounting guidance you utilized in making this determination.

•

We note that you amended the Investor Warrants on July 31, 2010 to allow for the conversion of the warrants into a non-redeemable series of preferred stock and that the strike price was adjusted downward. We further note that you classified the amended warrants in equity and recorded a $5 million valuation adjustment to reflect the $14.2 million modification-date fair value of the warrants. Citing the applicable authoritative accounting guidance, tell us in further detail how you determined the amended warrants should be classified in equity. Also tell us in greater detail the accounting guidance you relied upon in accounting for the modification, how you determined the modification-date fair value of the Investor Warrants, and how you determine the fair value of the Lender Warrants. In regards to your valuations, please clarify why you use the Noreen-Wolfson option pricing valuation model for your Investor Warrants but the Black-Scholes model for your Lender Warrants.

•

Considering these warrants are exercisable into convertible securities please tell us how you applied the guidance in Issues 13 and 14 of EITF 00-27 in determining whether or not there were beneficial conversion features related to these warrants. Also tell us how you intend to account for the conversion of these securities into common stock warrants at the closing of this offering.

The Company advises the Staff that it utilized the guidance of FSP 150-1 and 150-5 to determine that the Investor Warrants should be classified as liabilities. Specifically, the Company considered the guidance in FSP 150-5, paragraph 5, which states “paragraph 11 of Statement 150 applies to freestanding warrants and other similar instruments on shares that are either puttable or mandatorily redeemable regardless of the timing of the redemption feature or the redemption price because those instruments embody obligations to transfer assets.” In applying paragraph 11 of Statement 150 the Company determined that the instrument embodied an obligation based on the variations in the fair value of its equity shares that may require the Company to transfer assets. Accordingly, the Company classified the warrant as a liability.

Securities and Exchange Commission

June 8, 2011

The Company advises the Staff that it has provided the detailed accounting analysis supporting the equity classification of the Investor Warrant in our response to Staff comment 55. In summary, the amended warrants are classified in equity as they are no longer exercisable into a security that is redeemable and, therefore, the guidance in FSP 150-1 and 150-5 is no longer applicable.

In considering the accounting for the modification to the terms of the instruction, the Company determined that the modification occurred while the instrument was liability classified and all changes, therefore, impacted the consolidated statement of operations. Because the terms of the instrument were modified the Company reevaluated the classification of the instrument in accordance with the applicable accounting guidance as detailed in our response to Staff comment 55. The Company also considered the guidance in paragraph 10 of EITF 000-19 that discusses reclassification of contracts and, specifically, “[i]f a contract is reclassified from an asset or liability to equity, gains or losses recorded to account for the contract at fair value during the period that the contract was classified as an asset or a liability should not be reversed.”

The Company advises the Staff that it determined the modification-date fair value of the Investor Warrants based on the Noreen-Wolfson option pricing model with the following inputs: fair value of the underlying stock per share of $2.29, risk-free interest rate of .84%, expected term 2.89 years, dividend yield of 0% and volatility of 66.1%.

The Company further advises the Staff that it determined the fair value of the Lender Warrants at December 31, 2010 using the Black-Scholes model and the inputs detailed on Page F-26 of Amendment 1. The Company advises the Staff that the use of the Noreen-Wolfson option pricing model for the Investor Warrants was recommended by the Company’s independent valuation specialist who was engaged to value the Investor Warrants. The Company used the Noreen-Wolfson model because it better captures the value associated with the fact that the ultimate number of warrants to be issued was subject to change.

The Company advises the Staff that the Company considered Issue 13 of EITF 00-27 with respect to the Lender Warrants as they were classified as equity upon their issuance in 2005. At that point in time, the value allocated to the warrants based on the relative fair value method outlined in APB 14 was $491,000. Issue 13(a) of EITF 00-27 indicates that the commitment date for determining a beneficial conversion feature for an instrument classified as equity would be the commitment date of the warrant (i.e., its issuance date). Issue 13(b) of EITF 00-27 indicates that the proceeds to be used in measuring a possible beneficial conversion feature should be the amounts allocated to the warrants plus the exercise proceeds of the warrant. With respect to the Lender Warrants, this total is approximately $2.3 million. The commitment date fair value of the common stock into which these warrants would ultimately be exercised was approximately $1.37 million. Accordingly, no beneficial conversion feature existed at that point.

Securities and Exchange Commission

June 8, 2011

Upon adoption of FSP 150-1 and 150-5, the Company reclassified the warrants to a liability. In accordance with Issue 14 of EITF 00-27, there is no accounting impact of a liability classified warrant until the date of exercise of that warrant.

With respect to the Investor Warrants, the Company advises the Staff that Issue 14 of EITF 00-27 was considered as this instrument was classified as a liability instrument and its conclusion was that the commitment date for determining a possible beneficial conversion feature is the exercise date of the warrant. This is based on the fact that the recording of the instrument at its fair value (based on liability classification) already embodies the fair value of the conversion option of the underlying convertible instruments.

In July 2010, the Company reclassified these warrants to equity classification as discussed in the response above and in response to Comment 55. Upon reclassification, the Company advises the Staff that the guidance of EITF 00-27 would apply and a beneficial conversion feature analysis was performed. The Company believes that the appropriate date to be used for this analysis was the date of the reclassification. Based on this analysis, no beneficial conversion feature existed.

The Company advises the Staff that it intends to account for these warrants upon the completion of this offering as follows:

Lender Warrants. The Company advises the Staff that these warrants will meet all of the requirements of EITF 00-19 and EITF 07-05 once the offering is completed. Accordingly, these warrants will be reclassified from Redeemable Preferred Stock to Additional Paid in Capital at their then recorded fair value amount as these warrants will become warrants to purchase common stock. As they will be convertible into shares of common stock, EITF 00-27 no longer applies.

Investor Warrants. The Company advises the Staff that these warrants will continue to meet all of the requirements of EITF 00-19 and EITF 07-05 and will remain equity classified.

(10) Redeemable and Convertible Preferred Stock, page F-26

57. If, as we assume, you determined that the conversion features of your convertible preferred shares are outside of the scope of ASC 815, please tell us whether or not you recorded any beneficial conversion features associated with your issuances of preferred stock and discuss the reasons for your determination. Provide us with the commitment date, the commitment-date fair value of your common stock, and your calculation of the effective conversion price for each preferred stock issuance. Please ensure you tell us in detail how you determined the commitment-date fair value of your common stock. Please cite the applicable authoritative accounting guidance in your response.

The Company advises the Staff that the following table sets forth the commitment date, the commitment-date fair value of the Company’s common stock, and the Company’s calculation of the effective conversion price for each preferred stock issuance:

Securities and Exchange Commission

June 8, 2011

Series	Commitment Date	Commitment Date Fair Value of Common Stock	Effective Conversion Price
A	6/9/00	$0.40	$2.35
A-1	8/16/01	$0.40	$1.36
A-2	8/16/01	$0.40	$2.35
B	5/23/03	$0.40	$1.40
C	3/29/05	$3.25	$4.25
D	12/22/05	$3.25	$6.49
E	7/30/10	$3.09	$4.00

In determining the commitment date for assessing any potential beneficial conversion feature the Company considered the relevant guidance in EIFT 00-27. The commitment date fair value of the Company’s common stock was determined as follows:

•

Series A and B were based on the determination of the Company’s Board of Directors following a series of negotiations and discussions by and between the Company’s founders, the Company’s Board of Directors and the preferred stock investors with all parties agreeing to the final investment proposals and the terms of the issuance of the various classes of the Series A and B preferred stock.

•

Series C and D were based on the Company’s November 30, 2005 independent appraisal. The Company determined that the fair value on the commitment dates was equal to the November 30, 2005 fair value based on the assessment of our performance, operating results and other relevant factors.

•

Series E was based on the Company’s June 30, 2010 independent appraisal. The Company determined that there were no material changes in the fair value between the valuation date and the commitment date, based on an assessment of relevant factors.

58. We note that the redemption price per share of your Series C, D, and E-1 preferred stock will be the greater of a stated amount or “the fair market value of such shares as determined in good faith by an appraiser of national standing chosen by the redeeming preferred stockholders that is satisfactory to the Company.” We further note that you accrete the preferred stock redemption premium using the interest method over the period of time up to the redemption date using the “estimated fair value of each redeemable Preferred Stock, as determined by the Company.” Please tell us in detail how you determine the fair value of your redeemable preferred stock. In doing so, tell us the extent to which you rely on an independent appraisal firm in deriving fair value and clarify how you determine the derived fair values would be consistent with fair values derived by an appraiser selected by your redeeming shareholders.

Securities and Exchange Commission

June 8, 2011

The Company advises the Staff that the Company determines the estimated fair value of each series of redeemable preferred stock by using an independent appraisal firm. As part of the process of valuing the Company’s common stock, the appraisal firm determines how the overall valuation of the Company would be allocated to each class of stock taking into account preference rights. As the Company selects qualified independent appraisers who are experienced and employ valuation methods commonly used in the industry, the Company expects that the fair values determined by the independent appraisers would be consistent with the fair values that would be derived by any appraiser selected by the redeeming stockholders.

(12) Employee Benefit Plans, page F-30

59. Your table on page F-31 indicates that all outstanding options as December 31, 2010 are exercisable. If you allow for early exercise of unvested stock options, please disclose this fact. If any options have been exercised early, please tell us about any repurchase rights you have, the number of options that have been exercised early, and how you account for such exercises, including your treatment of such exercises on your earnings per share computations.

The Company advises the Staff that the Company’s option plans do allow for the early exercise of unvested stock options and the Company has revised the disclosure on page F-33 of Amendment No. 1. To the extent that options are exercised early, the Company has the right to repurchase any of the related shares that remain unvested upon an employee’s termination. The repurchase price is the original exercise price of the option. The Company advises the Staff that there have been no options early exercised for any of the periods presented.

(13) Income Taxes, page F-33

60. Although you disclose on page F-35 that you have provided a valuation allowance for all of your deferred tax assets at December 31, 2010, it appears that your valuation allowance is less than your gross deferred tax asset balance as of that date. Please revise your disclosures accordingly.

In response to the Staff’s comment, the Company has revised its disclosure regarding valuation allowance on pages 42, 60 and F-36 of Amendment No. 1, as requested.

(15) Related Party, page F-36

61. Please clarify why you have not recognized the $360,000 amount due from the National Flex Trust for management services.

The Company advises the Staff that the $360,000 balance on December 31, 2010 represents fees incurred by the National Flex Trust that have yet to be paid to the Company. The fee arrangement between the Trust and the Company calls for $15,000 per month to cover all administrative costs related

Securities and Exchange Commission

June 8, 2011

to the Trust. For the past several years, the Trust’s earnings have been insufficient to cover these costs and, consequently, the Company has not recognized these fees during this period.

62. Please ensure you provide the full related party disclosures required by ASC 850-10-50-1. We note, for example, that none of the related party transaction disclosed on pages 114-118 have been disclosed in this footnote.

In response to the Staff’s comment, the Company has revised the disclosure on page F-38 – F-39 of Amendment No. 1 to include all related party disclosures required by ASC 850-10-50-1.

Item 15. Recent Sales of Unregistered Securities, page II-2

63. We note that you sold convertible promissory notes for an aggregate principal amount of $20,000,000 and issued warrants to purchase an aggregate of $20,000,000 of preferred stock in December 2009. However, the Form D you filed on January 7, 2010 states that the total offering amount was only $20,000,000, even though such Form D appears to cover both the offering of the convertible notes and the warrants. Please advise.

The Company advises the Staff that the Form D filed on January 7, 2010 was intended to cover the offering of both the convertible promissory notes and warrants, but inadvertently omitted the $20,000,000 offering amount of the warrants. The Company has filed an amended Form D to clarify that the total offering amount of the convertible promissory notes and warrants was $40,000,000.

64. Please clarify whether the range from $2.66 to $4.14 represents the cash amount that your employees, consultants and other service providers paid for the options issued to them or whether such range represents the exercise price for such options. If the latter and the options were not issued in exchange for cash, then please disclose the nature of the transaction(s) pursuant to which the options were issued and the nature and aggregate amount of consideration you received in such transaction(s). See Item 701(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 1 to clarify that the range represents the exercise prices for such options and that no amount was paid in connection with the grant of these options. In addition, the Company advises the Staff that the options were not issued in exchange for cash, but were issued pursuant to an incentive compensation plan to employees, consultants and other service providers of the Company.

Item 17. Undertakings, page II-5

65. Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. For further guidance, please consider Question 229.01 in our Securities Act Rules Compliance and Disclosure Interpretations.

Securities and Exchange Commission

June 8, 2011

In response to the Staff’s comment, the Company has revised the undertakings on pages II-5 – II-6 of Amendment No. 1, as requested.

Exhibit 99.1 Significant Subsidiary Financial Statements

(3) Summary of Significant Accounting Policies, page 5

(b) Revenue Recognition, page 5

66. We note your disclosures that certain contracts were retained by the seller who contracted with you through the Shared Services Agreement, or SSA, to provide the same tax-advantaged services as performed on contracts assigned. Please tell us and disclose the contractual period of time over which you will be providing services to assigned contracts under the SSA. If the SSA includes renewal options, please disclose the nature of such provisions to enable readers to assess the prospective impact of the assigned contracts on your operations.

The Company advises the Staff that for contracts that were retained by the seller who contracted with the Company through the Shared Services Agreement, the Company has agreed to provide services under these contracts until the earlier of termination of the particular client contract or 10 years. Each of the contracts covered under the SSA is with a different public sector entity, so there are no standard applicable terms and conditions. The contracts vary in the length of their term and in their renewal options. In response to the Staff’s comment, the Company has revised the disclosure on page 5 of Exhibit 99.1 to Amendment No. 1.

(c) Direct Expenses, page 6

67. Please quantify the amount of allocated expenses, broken out between contracts assigned and contracts retained, reflected in the provided financial statements and disclose management’s assertion that the allocation methods used are reasonable. Please also disclose, if practicable, management’s estimates of what the expenses would have been on a stand-alone basis. Please provide this disclosure for each period in which such basis produced materially different results. See Question 2 of SAB Topic 1B.

The Company advises the Staff that the components of direct expenses for the year ended December 31, 2009 and the eleven months ended November 30, 2010 are as follows:

	2010	2009
	(in thousands)
Components of Direct Expenses:
Direct expenses	$5,536	$5,958
Allocated expenses:
Contracts assigned	4,726	4,889
Contracts retained	633	851

Total allocated expenses	5,359	5,749
Total direct expenses	$10,895	$11,698

Securities and Exchange Commission

June 8, 2011

In response to the Staff’s comment, the Company has amended the disclosure on page 5 of Exhibit 99.1 to Amendment No. 1 to include management’s assertion that the allocation methods are reasonable and appropriate.

The Company advises the Staff that it is not practicable to disclose what direct expenses would have been on a stand-alone basis due to the significant allocations discussed in Note 3(c) of Exhibit 99.1. The direct expenses primarily represent allocations of costs paid to employees and third parties. Management believes the direct expenses on a stand-alone basis would not be materially different than the direct expenses reported on the “Statement of Revenues and Direct Expenses.”

Exhibit 99.2 Unaudited Pro Forma Condensed Consolidated Financial Information

Note 3 – Pro Forma Adjustments

68. Please include a pro forma adjustment to remove the direct, incremental costs of the FBM acquisition.

The Company advises the Staff that the direct incremental costs related to the FBM acquisition are de minimis and are immaterial to the financial statements.

69. Please tax-effect your pro forma adjustments and reflect the fiscal 2010 pro forma tax impact of FBM’s inclusion in your financial statements. Alternatively, please revise your disclosures to clarify why the acquisition did not impact your income tax line item.

In response to the Staff’s comments, the Company has revised the disclosures in Exhibit 99.2 to Amendment No. 1 to clarify that the income tax line item was not impacted due to the fact that a full valuation allowance was provided on both the net deferred tax asset related to FBM’s historical results, as well as the additional net deferred tax asset created out of the pro forma adjustments.

70. Please tell us and revise your disclosures to clarify if the interest expense pro forma adjustment relates to interest expense on additional financing necessary to complete the acquisition or the change in fair value of the contingent consideration.

The Company advises the Staff that the Company has revised the disclosures in Exhibit 99.2 to Amendment No. 1 to clarify that the interest expense included as a pro forma adjustment relates to interest expense on additional financing necessary to complete the acquisition of FBM and not a change in the fair value of a contingent consideration. The Company’s management estimates that there was no

Securities and Exchange Commission

June 8, 2011

material change in the fair value of the contingent consideration at December 31, 2010 as the acquisition closed within one month of this date.

* * * * *

Securities and Exchange Commission

June 8, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Joseph L. Jackson
Richard T. Green
Kimberly L. Jackson
WageWorks, Inc.

David J. Segre
Todd C. Carpenter
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman
Tad J. Freese
Latham & Watkins LLP

Conor Moore
David M. Rae
KPMG LLP